PRESS RELEASE

from Pricer AB (publ) July 10, 2002

FURTHER ORDERS FROM TOSHIBA TEC EUROPE IN BELGIUM

Pricer´s new partner, TOSHIBA TEC EUROPE in Belgium, has received three new orders in addition to the three initial orders received. The orders intend installations in three stores in Belgium and will start during the summer.

"It is very satisfying that TOSHIBA TEC EUROPE in Belgium so soon is showing such good result. This confirms that we have choosen the right partner and that there is a good acceptance of our products on the Belgium market, says Jan Forssjö, President and CEO Pricer AB (publ).

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s website www.pricer.se . Registration to receive news releases automatically via e-mail can be made through the website.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 18 188 100

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PRICER

PRESS RELEASE

from Pricer AB (publ) June 24, 2002

PRICER TAKES A STEP INTO THE BELGIUM MARKET TOGETHER WITH TOSHIBA TEC

Pricer has signed an agreement with TOSHIBA TEC Europe in Belgium. The agreement means that TOSHIBA TEC will sell, install, integrate and support their customers use of Pricer's ESL (Electronic Shelf Label) system in Belgium.

TOSHIBA TEC Europe in Belgium has already received three new orders and will install the Pricer system in both Spar and Delhaize stores in Belgium during the summer.

"The Pricer system is the most complete and reliable ESL system on the market. We have already noticed a great interest for the Pricer system in Belgium", says Mr. Karel Vanderheyden, Sales and Marketing Manager, TOSHIBA TEC Europe in Belgium.

"I am very pleased with the agreement that we have signed with TOSHIBA TEC Europe in Belgium. This means Pricer is now represented on a new market that shows very positive signs. TOSHIBA TEC is a very competent distributor of the Pricer system and has already shown result. The orders received by TOSHIBA TEC in Belgium so far paves the way for still more stores choosing to install the Pricer ESL system in this region", says Pricers President and CEO Mr. Jan Forssjö.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 18 188 100

*__Pricer AB (publ)__ was founded in 1991 in Uppsala and has built a leading position in the world market as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems intended to improve significantly customer benefit and improve retail profitability. Through Pricer´s co-operation with highly competent partners, customers are offered a totally integrated solution together with the supplementary products, applications and services offered by our partners. The Pricer share is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s website **www.pricer.se** . Registration to receive news releases automatically via e-mail can be made through the website.*